EXHIBIT 18.1

March 10, 2008

Board of Directors

Progressive Gaming International Corporation

920 Pilot Road

Las Vegas, NV 89119

Dear Board of Directors:

Note 9 of Notes to the Consolidated Financial Statements of Progressive Gaming International Corporation included in its Form 10-K for the period ended December 31, 2007 describes a change regarding the date of the Company’s annual goodwill impairment assessment from the last day of the fiscal third quarter to the first day of the fiscal fourth quarter. There are no authoritative criteria for determining which date is preferable based on the particular circumstance; however, we conclude that such change is acceptable and, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,